[Letterhead of Glen Burnie Bancorp]


                    ** Via EDGAR **


                   December 12, 1997


Division of Corporation Finance
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

     Re:  Glen Burnie Bancorp
          Registration Statement on Form S-3
          File No: 333-5080

Gentlemen:

     Pursuant to the authority granted by Rule 478(c) under the Securities Act of 1933, the undersigned agent for service named in the captioned filing hereby withdraws the Registration Statement on Form S-3 filed by Glen Burnie Bancorp (the "Registrant") on June 19, 1996. The Registrant believes that the public interest is best served by the withdrawal of this registration statement at this time.

     If you require additional information or have any questions you may contact me at (410) 766-3300.

                                   Sincerely,

                                   /s/ F. William Ruethe, Jr.

                                   F. William Kuethe, Jr.
                                   Agent for Service